THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6295

September 5, 2012

EDGAR CORRESPONDENCE

Kathy L. Churko

Securities and Exchange Commission

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Churko:

We are responding to the SEC Staff’s comments regarding Post-Effective Amendment No. 244 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its series Crawford Dividend Opportunity Fund (the “Fund”). As requested, Tandy reps are attached as Schedule 1 to this letter.

Responses to SEC Staff Comments

1.	Comment

Please provide a copy of the completed fee table that will appear under the heading “Summary Section—Fees and Expenses of the Fund”. Please confirm whether the Fund intends to invest in exchange traded funds (“ETFs”), which are mentioned in the SAI, and, if so, revise the fee table to reflect estimated acquired fund fees and expenses.

Response

The Fund’s adviser has asked us to confirm to the SEC Staff that it intends for the Fund to be fully invested and that it does not intend for the Fund to invest in ETFs. Set forth below is the completed fee table:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

Redemption Fee	NONE

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	1.00%
Distribution and Shareholder Service (12b-1) Fees	0.00%
Other Expenses	0.61%
Total Annual Fund Operating Expenses	1.61%
Fee Waiver/Expense Reimbursement[1]	(0.61)%
Total Annual Fund Operating Expenses, After Fee Waiver /Expense Reimbursement	1.00%

[1]

The Fund’s advisor contractually has agreed to waive its management fee and/or reimburse expenses so that total annual Fund operating expenses (excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any 12b-1 fees; any indirect expenses, such as expenses incurred by other investment companies in which the Fund may invest; and extraordinary litigation expenses) do not exceed 1.00% of the Fund’s average daily net assets through April 30, 2014. This expense cap may not be terminated prior to this date except by the Board of Trustees. Each waiver or reimbursement by the advisor is subject to recoupment by the advisor within three years, provided that the Fund is able to make the repayment without exceeding the applicable expense cap.

2.	Comment

Further summarize the Prospectus “Summary Section—Principal Investment Strategies.” Please define “standard deviation” in a manner consistent with the plain English requirements of Rule 421 under the Securities Act of 1933, and move the discussion of standard deviation to Item 9 of the Fund’s prospectus.

Response

We have made the requested changes to the Summary Section, and we have moved the standard deviation discussion to Item 9 under “Additional Information about the Fund’s Investment Strategies.” Attached as Schedule 2 is a redline showing the revisions to be made to the “Summary Section—Principal Investment Strategies” and “Additional Information about the Fund’s Investment Strategies” sections of the Fund’s prospectus.

3.	Comment

The SEC Staff takes the position that, pursuant to Rule 35d-1 under the Investment Company Act of 1940, a fund using the word “Dividend” in its name should invest at least 80% of its net assets in dividend paying investments. Please confirm that the Fund has such a policy and that this policy may be changed only after 60 days’ notice to shareholders. Please also disclose this policy in the Fund’s prospectus.

Response

The Fund has adopted a non-fundamental investment policy to invest, under normal circumstances, at least 80% of its net assets in investments that pay or are expected to pay regular dividends. This policy is disclosed in the Fund’s prospectus as shown in the attached Schedule 2.

4.	Comment

Please confirm whether the Fund presently intends to invest in emerging markets.

Response

The Fund’s adviser has asked us to confirm to the SEC Staff that it does not intend for the Fund to invest in emerging markets during its initial year of operations.

5.	Comment

Under the heading “Summary Section—Portfolio Management—Portfolio Managers,” please include the month and year that each portfolio manager began managing the Fund.

Response

The requested change has been made.

6.	Comment

Please reconcile the Fund’s non-fundamental investment policy to not purchase illiquid securities with the Statement of Additional Information (“SAI”) disclosure indicating that the Fund may invest in “Trade Claims,” which the SEC Staff considers to be illiquid, under the heading “Additional Information About Fund Investments and Risk Considerations—M. Trade Claims.”

Response

The Fund’s adviser has asked us to confirm to the SEC Staff that it does not intend for the Fund to invest in trade claims and will not invest in trade claims without first obtaining approval from the Trust’s Board of Trustees. We have deleted the SAI disclosure referring to “Trade Claims.”

*    *    *    *    *

We trust that our proposed changes are responsive to the Staff’s comments. Attached hereto is a Tandy representation. Please contact me at (314) 552-6295 with any questions or comments. We appreciate your assistance in meeting the Fund’s target effective date of September 14, 2012.

Sincerely,

THOMPSON COBURN LLP

By: /s/ Dee Anne Sjögren

Schedule 1

Unified Series Trust

2960 N. Meridian Street

Indianapolis, Indiana 46208

In connection with Post-Effective Amendment No. 244 (“PEA 244”) to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series Crawford Dividend Opportunity Fund (the “Fund”), the undersigned officer of the Trust, on behalf of the Fund, hereby states as follows:

1.	The Fund acknowledges that all disclosures in PEA 244 about the Fund are the responsibility of the Fund;

2.	The Fund acknowledges that, by declaring the PEA 244 effective, the Securities and Exchange Commission (“SEC”) does not relieve the Fund from its responsibility for the disclosures included therein; and

3.	The Trust and the Fund hereby represent and warrant that in the event the SEC takes action against it, neither the Trust nor the Fund will assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Unified Series Trust

By:	/s/ John C. Swhear
Interim President

Schedule 2

Principal Investment Strategies

The Fund’s assets are invested primarily in common stocks of small capitalization companies that demonstrate a consistent pattern of earnings and dividend growth. The Fund’s advisor, Crawford Investment Counsel, Inc. (the “Advisor”), manages the Fund using its Crawford Small Capitalization Dividend strategy~~,~~ by investing primarily in companies with market capitalizations of $3.5 billion or less at the time of purchase. The Advisor believes that investing for the long-term in companies with sound management, strong balance sheets, and the ability to produce consistent earnings and dividends is a low risk means of building wealth. The Advisor utilizes a bottom-up, value-oriented approach to stock selection, focusing on company fundamentals, in an effort to identify stocks of companies where the market prices do not reflect their true values. The Advisor’s equity investment team works together to identify appropriate stocks. The Fund’s portfolio managers are responsible for selecting stocks for the Fund’s portfolio and implementing its investment strategy. The Advisor’s goal is to identify high quality small capitalization companies that have strong balance sheets and predictable earnings that are undervalued and have above-average total return potential. ~~When selecting portfolio companies, the Advisor’s research process starts with a universe of companies that have at least a 3-year history of paying and/or growing dividends.~~ Traditional fundamental analysis is conducted, collectively and individually, on existing holdings as well as potential buy candidates. ~~The Advisor’s research process includes traditional balance sheet and income statement analysis, valuation analysis, discounted cash flow model, etc. In an effort to determine a conservative growth rate for the valuation models, the analyst/team looks at historical earnings, current trends, top line volume growth, capital expenditures, pricing power, industry growth, new products, margin trends and market share trends, among other factors, to develop an estimate of earnings growth over the next one-year and five-years.~~ After the fundamental analysis has been completed, the Advisor selects a portfolio of undervalued companies that present an attractive trade-off between risk and return. The Advisor seeks to buy high quality securities at attractive valuations and to identify a catalyst that is expected to produce attractive returns~~.~~

The Advisor believes that, by focusing on small capitalization companies with consistently increasing earnings and stable-to-rising dividends from one year to the next, the Fund’s portfolio companies will tend to be less volatile than those included in the Russell 2000 Value© Index. The Advisor also believes that the consistency and stability of the Fund’s portfolio companies cause the companies to have less earnings variability than other companies, which also leads to less stock price volatility than companies of similar size, because investors can be more confident in the expected results from these companies.

~~The Advisor expects that the volatility of the Fund’s share price will be less than that of the Russell 2000 Value© Index, as measured by quarterly standard deviation of returns on an annualized basis. For comparison purposes, the quarterly standard deviation of returns (annualized) for the Russell 2000 Value Index for the three years ended March 31, 2012 was 25.43%. The Fund’s standard deviation of returns will fluctuate on a quarterly basis, and it may exceed the volatility of its benchmark during certain quarters.~~

The Fund expects to be fully invested in common stocks of dividend-paying companies. The Fund may invest its assets in securities of U.S. companies and foreign companies. ~~, directly or~~

~~indirectly through American Depositary Receipts (“ADRs”) or other types of depositary receipts. ADRs are receipts, issued by domestic banks, for shares of a foreign-based corporation that entitle the holders to dividends and capital gains on the underlying security.~~

The Fund will not invest more than 5% of its assets in any one issuer. Certain economic sectors may be overweighted compared to others because the Advisor seeks the best investment opportunities regardless of sector. The Fund will not invest more than 25% of its net assets in any one economic sector included in the Russell 2000 Value© Index or two times the weighting of that sector in the ~~Russell 2000 Value©~~ Index, whichever is greater. The Advisor intends to purchase securities only for the long-term. ~~As a result, the Advisor believes the Fund will have low turnover, which should help minimize short-term capital gains and postpone long-term capital gains. However, when the Advisor deems that changes will benefit the Fund, portfolio turnover will not be a limiting factor.~~

Item 9 – “Additional Information About the Fund’s Investment Strategies”

The following will replace the last paragraph that begins at the bottom of page 5 and the next two paragraphs, which appear at the top of page 6:

The Advisor expects that the volatility of the Fund’s share price will be less than that of its benchmark index, the Russell 2000 Value© Index (the “Index”), as measured by quarterly standard deviation of returns on an annualized basis. Standard deviation measures how widely the returns of an index or fund varies from its average return—higher standard deviation reflects a great volatility of returns. Lower standard deviation means lower volatility. Although the Advisor expects that the Fund’s returns will be less volatile than the Index’s returns on an annualized basis, the Fund’s standard deviation of returns will fluctuate on a quarterly basis, and it may exceed the volatility of the Index during certain quarters. Standard deviation measures risk, and it is not a measure of performance.

        The Fund expects to be fully invested in common stocks of dividend-paying companies other than as a result of cash balances that arise due to the day-to-day management of the Fund’s portfolio and cash flows in and out of the Fund. Under normal circumstances, the Fund will invest at least 80% of its assets in securities of companies that pay or are expected to pay regular dividends. The Fund may invest its assets in securities of U.S. companies and foreign companies, directly or indirectly through American Depositary Receipts (“ADRs”) or other types of depositary receipts. ADRs are receipts, issued by domestic banks, for shares of a foreign-based corporation that entitle the holders to dividends and capital gains on the underlying security.

        The Fund will not invest more than 5% of its assets in any one issuer. Certain economic sectors may be overweighted compared to others because the Advisor seeks the best investment opportunities regardless of sector. The Fund will not invest more than 25% of its net assets in any one economic sector included in the Index or two times the weighting of that sector in the Index, whichever is greater. The Advisor intends to purchase securities only for the long-term. As a result, the Advisor believes the Fund will have low turnover, which should help minimize short-term capital gains and postpone long-term capital gains. However, when the Advisor deems that changes will benefit the Fund, portfolio turnover will not be a limiting factor.